Professionally Managed Portfolios
Form N-SAR, Item #77K


CHANGE IN INDEPENDENT ACCOUNTANT

Ernst & Young, LLP were previously the principal auditors for the Osterweis Funds. The decision to change auditors was resolved by the board of trustees in the meeting on November 18, 2002 and Tait, Weller & Baker were appointed principal auditors. Ernst & Young, LLP had served as principal auditors for The Osterweis Fund for each of the periods ended March 31,1994 through 2002. Additionally, the audit report of Ernst & Young, LLP on the financial statements of The Osterweis Fund that were issued for each of the periods ended March 31, 1994 through 2002 were unqualified.